UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025
Commission File Number: 001-34152
WESTPORT FUEL SYSTEMS INC.
(Translation of registrant's name into English)

1691 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6P2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]    Form 40-F [ ]

INFORMATION CONTAINED IN THIS REPORT ON 6-K/A

This Report on Form 6-K/A (the “Amendment”) amends the Report on Form 6-K filed on August 11, 2025 (the “Original 6-K”) containing the Condensed Consolidated Interim Financial Statements of Westport Fuel Systems, Inc., (the “Company”) for the three and six months ended June 30, 2025 and 2024. The purpose of this Amendment is solely to provide the Company’s Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2025 and 2024 formatted in Inline eXtensible Business Reporting Language (“iXBRL”) in accordance with Rule 405 of Regulation S-T and paragraph C.(6)(a)(ii) of the General Instructions to Form 6-K, attached hereto as Exhibit 99.1. Such Condensed Consolidated Interim Financial Statements were previously filed without iXBRL as Exhibit 99.2 to the Original 6-K.

Except as described above, this Amendment speaks as of the original filing date of the Original 6-K and does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

The information contained in this Form 6-K, including Exhibits 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-289669) and the registration statement on Form S-8, as amended (Registration No. 333-248912).

EXHIBIT INDEX

Exhibits	Descriptions
99.1	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2025
101	INS XBRL Instance Document
101	SCH Inline XBRL Taxonomy Extension Schema Document
101	SCH Inline XBRL Taxonomy Extension Calculation Linkbase Document
101	DEF Inline XBRL Taxonomy Extension Definition Linkbase Document
101	LAB Inline XBRL Taxonomy Extension Label Linkbase Document
101	PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File( formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Westport Fuel Systems Inc.
(Registrant)

Date: October 1, 2025	By:	/s/ Elizabeth Owens
	Name:	Elizabeth Owens
	Title:	Chief Financial Officer